October 25, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of PERFECT CORP., under the Exchange Act of 1934:

- Class A Ordinary Shares, $0.10 par value per share

- Warrants, each exercisable for one Class A Ordinary Shares

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com